SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

Date of Report (date of earliest event reported): October 22, 2001

SCOTIA PACIFIC COMPANY LLC

(Exact name of Registrant as Specified in its Charter)

Delaware

(State or other jurisdiction of incorporation)

333-63825

(Commission File Number)

68-0414690

(I.R.S. Employer Identification Number)

P.O. Box 712	**95565**
125 Main Street, 2nd Floor	(Zip Code)
Scotia, California	
(Address of Principal Executive Offices)	

Registrant's telephone number, including area code: **(707) 764-2330**

Item 9. Regulation FD Disclosure

In accordance with General Instruction B.2 of Form 8-K, the following information shall not be deemed "filed" for purposes of Section 18 of the Securities Act of 1934, as amended, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing.

Attached hereto as Exhibit 99.1 is a certificate for the period ending September 30, 2001, related to the registrant's $867.2 million original aggregate principal amount of 6.55% Series B Class A-1 Timber Collateralized Notes, 7.11% Series B Class A-2 Timber Collateralized Notes and 7.71% Series B Class A-3 Timber Collateralized Notes due July 20, 2028 (the "Timber Notes"). This certificate has been or will be delivered by the registrant to certain holders of the Timber Notes and to other securities professionals.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


SCOTIA PACIFIC COMPANY LLC
(Registrant)


Date: October 22, 2001   By: /s/ Timothy J. Neumann

                                                          Timothy J. Neumann
                                                          Assistant Secretary